Exhibit 99.1

Trina Solar Announces Second Quarter 2012 Results

CHANGZHOU, China, Aug. 21, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (“PV”) products, today announced its financial results for the second quarter of 2012.

Second Quarter 2012 Financial and Operating Highlights

•                  Solar module shipments were approximately 419 MW for the second quarter of 2012, following the Company’s revised guidance of 390 MW to 420 MW, representing an increase of 10.2% sequentially

•                  Net revenues were $346.1 million, a decrease of 1.1% sequentially

•                  The Company had no incremental provisions for potential anti-dumping and countervailing duties (ADCVD), compared to $26.2 million in the first quarter of 2012

•                  Gross profit was $29.0 million, an increase of 43.1% sequentially

•                  Gross margin, including non-cash inventory write-down totaling $26.1 million and impairment for property, plant and equipment of $12.8 million, was 8.4%, following the Company’s revised guidance of 7.0% to 9.0%, compared to 5.8% in the first quarter of 2012

•                  Impact of non-cash inventory write-down to gross margin was 7.5%

•                  Loss from operations, including accounts receivables provision of $44.1 million, was $78.6 million, compared to operating loss of $39.9 million in the first quarter of 2012

•                  Operating margin was negative 22.7%, compared to negative 11.4% in the first quarter of 2012

•                  Impact of accounts receivables provision to operating margin was 12.7%

•                  Net loss was $92.1 million, compared to net loss of $29.8 million in the first quarter of 2012

•                  Earnings per fully diluted American Depositary Share (“ADS”) were negative $1.30, compared to negative $0.42 in the first quarter of 2012 (each ADS represents 50 ordinary shares)

“Industry overcapacity and demand constraints in newer and traditional PV markets contributed to deflationary pricing pressures in the second quarter, which adversely affected our operating margins and profitability,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.

“Market demand challenges included uncertainty caused by changes in the system of feed-in-tariffs in markets such as Italy, the influence of potential anti-dumping tariffs in the United States, inventories due to project delays from U.S. customers that made purchases under the U.S. federal government’s 1603 Program and project start-up delays by certain of our customers in China due to revised network planning and related bid award delays and financing limitations. Despite these uncertain market conditions, we tried to maintain gross profits by further lowering our manufacturing costs, which are on track to meet our previously stated year-end target.

“To address the increased competitiveness of our environment, we have recently restructured our global sales, marketing and project development structure. We anticipate that these changes will streamline the flow of information required in our day-to-day commercial decision-making to better serve the needs of our four global revenue regions and to expand our global customer base. Together with our expanding portfolio of innovative, technology-driven products and solutions and increased presence in regional markets, we believe these changes will better position us to secure our long-term position as an industry leader,” said Mr. Gao.

“Our second quarter receivables provision largely reflects the overdue balances for certain customers,” said Mr. Terry Wang, Chief Financial Officer of Trina Solar. “We continue our efforts to monitor and collect payments from these customers.”

Recent Business Highlights

During the second quarter of 2012, the Company:

•                  Announced that it will partner with the Plant-for-the-Planet Children’s Initiative by planting trees to offset the carbon emissions of the Company-sponsored Lotus F1 Team’s race cars. The Company intends to plant 9,000 trees a year for the next three years. The annual environmental benefit from the trees is estimated to equal the emissions from the team’s Grand Prix track activity over the course of five full seasons of Formula 1.

•                  Announced the intention of its subsidiary, Trina Solar (U.S.) Inc., to donate 10.5 kW of its solar modules to the American Lung Association’s San Diego offices. This announcement was made as the Association released its annual State of the Air report on air quality.

•                  Announced that it has entered into a supply agreement with Longyuan (Tibet) New Energy Co., Ltd. to supply a 2.1 MW off-grid solar system project in the Northern Tibetan region of Naqu.

•                  Announced that a preliminary determination was made by the U.S. Department of Commerce (“DOC”) regarding the exportation of crystalline silicon photovoltaic cells and modules from China. A preliminary antidumping duty of 31.14% was calculated to apply to the importation into the United States of Trina Solar’s solar cells and modules and panels produced in China. The DOC also preliminarily determined that the antidumping duty investigation does not apply to modules manufactured in China that incorporate solar cells produced outside of China. The DOC found “critical circumstances” and therefore the antidumping duty rate will apply retroactively to imports, beginning approximately 90 days prior to the preliminary determination. Trina Solar continues to actively defend its position in these administrative proceedings.

•                  Announced that it has been ranked number one globally for environmental and social performance in the 2012 Solar Scorecard, an award system established by the Silicon Valley Toxics Coalition.

•                  Announced that Honey Ultra, the second generation of Trina Solar’s Honey technology, to the company’s best knowledge, achieved a new world record for multicrystalline modules. The standard-size Honey Ultra module (1650mm x 992mm) reached a record 284.7 watts peak power output in May 2012, which was confirmed by TUV Rheinland.

•                  Announced that its board of directors and audit committee approved the appointment of KPMG as its independent auditors for the year ending December 31, 2012. The selection of KPMG was made as part of a structured rotation of the Company’s audit service providers and is subject to shareholder’s approval at the Company’s annual general meeting.

Subsequent Events

Subsequent to the second quarter of 2012, the Company:

•                  Announced the appointment of Mr. Henry Chow to its board of directors. Prior to his retirement from IBM in 2009, Mr. Chow served in numerous executive positions in the Asia Pacific region, and was most recently general manager and then chairman of the IBM Greater China Group. He also served on IBM’s Worldwide Management Council and IBM’s Strategy Team, a group of senior IBM executives responsible for advising, reviewing, and formulating IBM’s strategy. Mr. Chow currently serves as a non-executive director to AMD, a semiconductor company based in the United States.

•                  Announced the availability of its newest line of high performance solutions, Trinasmart. Trinasmart combines the Company’s award-winning high performance modules with new optimizing and monitoring technology to deliver a comprehensive solution to maximize roof space and overall power output, resulting in better project economics for customers and installers alike.

•                  Announced a new Ontario, Canada sales and business development office as the Company also announced a partnership with Silfab Ontario, enabling Trina Solar to offer world-class modules that are locally-manufactured to the Canadian market.

Second Quarter 2012 Results

Net Revenues

Net revenues in the second quarter of 2012 were $346.1 million, a decrease of 1.1% sequentially and 40.3% year-over-year. Total shipments were 418.8 MW, following the Company’s revised guidance of 390 MW to 420 MW, compared to 380.0 MW in the first quarter of 2012 and 396.4 MW in the second quarter of 2011. The sequential and year-over-year revenue decreases were due primarily to lower module average selling price.

Gross Profit and Margin

Gross profit in the second quarter of 2012 was $29.0 million, compared to $20.3 million in the first quarter of 2012 and $98.3 million in the second quarter of 2011. Gross profit during the second quarter of 2012 reflects no incremental provisions for both potential anti-dumping and countervailing duties (ADCVD), relating to the importation of solar modules into the United States during the second quarter of 2012, compared to anti-dumping and countervailing duties provisions of $19.3 million and $6.9 million, respectively, in the first quarter of 2012. Gross profit during the second quarter of 2012 also includes a provision of $26.1 million for non-cash inventory write-down and impairment for property, plant and equipment of $12.8 million.

Gross margin was 8.4% in the second quarter of 2012, following the Company’s revised guidance of 7.0% to 9.0%, compared to 5.8% in the first quarter of 2012 and 17.0% in the second quarter of 2011. The sequential increase in gross margin was due primarily to the reduction of ADCVD provisions and inventory brought forward effect, offset in part by an inventory write-down of $26.1 million; the year-on-year decrease in gross margin was due primarily to module average selling price declines in excess of reduced costs.

The impacts of the inventory write-down and impairment for property, plant and equipment to Company’s gross margin were 7.5% and 3.7%, respectively, in the second quarter of 2012.

Operating Expense, Income and Margin

Operating expenses in the second quarter of 2012 were $107.6 million, an increase of 78.9% sequentially and 64.3% year-over-year. The Company’s operating expenses represented 31.1% of its second quarter net revenues, an increase from 17.2% in the first quarter of 2012 and 11.3% in the second quarter of 2011. The sequential percentage increase was primarily due to an increase in allowances for doubtful receivables in the second quarter of 2012 while the year-to-year percentage increase was primarily due to the decrease in net revenues. Operating expenses in the second quarter of 2012 included $2.7 million in share-based compensation expenses, compared to $2.0 million in the first quarter of 2012 and $2.3 million in the second quarter of 2011.

As a result of the foregoing, loss from operations in the second quarter of 2012 was $78.6 million, compared to operating loss of $39.9 million in the first quarter of 2012 and operating income of $32.8 million in the second quarter of 2011. Operating margin was negative 22.7% in the second quarter of 2012, compared to negative 11.4% in the first quarter of 2012 and 5.7% in the second quarter of 2011. The impact of accounts receivables provision to operating margin was 12.7% in the second quarter of 2012.

Net Interest Expense

Net interest expense in the second quarter of 2012 was $9.3 million, compared to $8.8 million in the first quarter of 2012 and $7.2 million in the second quarter of 2011. The sequential increase in net interest expense was primarily due to an increase in average bank borrowings in the second quarter of 2012.

Foreign Currency Exchange

The Company had a foreign currency exchange loss of $22.5 million in the second quarter of 2012, which included changes in fair value of derivative instruments, compared to a net gain of $9.0 million in the first quarter of 2012 and a net loss of $10.8 million in the second quarter of 2011. This net loss was primarily due to the depreciation of the Euro against the U.S. dollar during the second quarter of 2012, partially offset by gains from foreign currency hedging contracts used by the Company to mitigate its foreign currency risk exposure.

The Company continued to mitigate the effects of foreign exchange rate volatility during the second quarter of 2012 using hedging contracts involving the Euro, Renminbi, and U.S. dollar currencies.

Income Tax Benefit and Expense

Income tax benefit was $16.1 million in the second quarter of 2012, compared to income tax benefit of $8.8 million in the first quarter of 2012 and income tax expense of $3.0 million in the second quarter of 2011. The income tax benefit in the second quarter of 2012 was primarily the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter.

Net Income and EPS

As a result of the foregoing, net loss was $92.1 million in the second quarter of 2012, compared to net loss of $29.8 million in the first quarter of 2012 and net income of $11.8 million in the second quarter of 2011.

Net margin was negative 26.6% in the second quarter of 2012, compared to negative 8.5% in the first quarter of 2012 and 2.0% in the second quarter of 2011.

Earnings per fully diluted ADS were negative $1.30 in the second quarter of 2012. The impact of the second quarter provision for non-cash inventory write-down was approximately $0.37, while the effect of the accounts receivable provision and foreign currency exchange net loss were approximately $0.62 and $0.32, respectively, per fully diluted ADS.

Financial Condition

As of June 30, 2012, the Company had $841.0 million in cash and cash equivalents and restricted cash, and a working capital balance of $545.3 million. Total bank borrowings were $1,199.3, of which $465.6 million were long-term borrowings. The Company increased its short-term borrowings to approximately $733.7 million as of June 30, 2012 for working capital purposes, to maintain its cash level and as a portion of its long-term borrowings became current.

During the second quarter of 2012, the Company also repurchased $14.5 million of its senior convertible notes due July 2013, which resulted in a gain of $1.5 million.

Shareholders’ equity was $1.02 billion as of June 30, 2012, a decrease from $1.11 billion at the end of the first quarter of 2012.

Third Quarter and Fiscal Year 2012 Guidance

For the third quarter of 2012, the Company expects to ship between 450 MW to 480 MW of PV modules.

The Company believes its overall gross margin, taking into account wafer and cell quantities outsourced from third party suppliers to meet demand in excess of its internal capacity and other needs, for the third quarter will be middle-single digits in percentage terms. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of August 21, 2012.  For the full year 2012, the Company revises its expectations for total PV module shipments to be between 1.75 GW to 1.80 GW, compared to its previous guidance of 2.0 to 2.1 GW.

Operations and Business Outlook

Non-Silicon Cost

In the second quarter of 2012, the Company continued to improve on its non-silicon cost towards its previously announced 2012 target of below $0.50 per watt for non-silicon manufacturing costs of key raw materials in module production. The non-silicon manufacturing cost in the second quarter of 2012 was $0.52, compared to $0.58 per watt in the first quarter of 2012. The sequential reductions in non-silicon manufacturing costs were primarily due to improved supply chain costs, as well as from increases in the Company’s module efficiencies and improvements in the manufacturing process.

Silicon Procurement

Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to current market prices.

As a result of renegotiation of a significant portion of its long-term silicon supply agreements, the Company continues to expect a sequential reduction in its manufacturing costs in the third quarter of 2012.

2012 Manufacturing Capacity

As of June 30, 2012, the Company’s annualized in-house ingot and wafer production capacity remained approximately 1.2 GW and its PV cell and module production capacity remained approximately 2.4 GW.

Technology Development

The Company has achieved what is believed to be a new world record for its laboratory-tested multicrystalline module power output, with a 156mm x 156mm 60 cell module reaching 284.7 watts peak. The results have been confirmed by TUV Rheinland. The record was set using Honey Ultra, the Company’s latest generation Honey technology platform. The Company announced a previous test result of 274.3 watts peak in September 2011.

Project Development

The Company has entered into framework agreements with local municipal governments in China to develop multi-year power plant projects commencing in late 2012 and 2013. Commencement of the projects is conditional upon a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, project rights assignment, and investments in land or local manufacturing facilities.

Commercial Organization Changes

To increase the responsiveness and effectiveness of its revenue-based operations, the Company has recently completed a reorganization of its global sales, marketing and project development management structure. As a result, the Company’s operations are now divided into four regions, the Americas, Europe, China, and Asia Pacific, Middle East and Africa.

The four regional leaders will report directly to Mr. Jifan Gao, Chairman and CEO of Trina Solar. The restructuring enables communications and process times involved in key commercial decisions to be streamlined.

In conjunction with the restructuring, the Company announces the following management changes:

•                  Mr. Mark Mendenhall has joined Trina Solar as Regional President, Americas. Mr. Mendenhall brings first hand solar industry experience and over 15 years of general management experience, including tenure as President and General Manager for SunEdison’s North America Division, where he was responsible for its solar power plant business development in the North America region.

Mr. Mendenhall also worked for over 30 years at Tyco International in its various subsidiaries, including Tyco Electronics, Tyco Circuit Protection and Raychem, where he successfully established operations and customer relationships across consumer electronics and energy markets in the Americas, China, Korea, Japan, and Eastern Europe.

•                  Mr. Qi Lin has joined Trina Solar as Regional President, China. Prior to joining the Company, Mr. Lin served as senior vice president for Siemens SLC as well as general manager of its renewable energy division for North East Asia, where he was responsible for developing renewable sector businesses for the region, while developing and implementing their crystalline PV and concentrated solar power market entry and development strategy for China.

Prior to his work at Siemens, Mr. Lin was general manager for China and group vice president for LM Glasfiber, a leading manufacturer of wind turbine rotor blades.

•                  Additionally, Mr. Jim Wang has joined Trina Solar as Vice President, Special Projects, and will report directly to Mr. Jifan Gao. Mr. Wang brings to the Company over 20 years of management experience in the PV and semiconductor industries from positions which include vice president of sales and marketing at GCL-Poly Energy Holdings Ltd, chief operating officer at Comtec Solar Systems, as well as senior director of business development at JA Solar.

Timed with these changes, Mr. Mark Kingsley, the Company’s Chief Commercial Officer, has left the Company for personal and business reasons.

Conference Call

The Company will host a conference call at 8;00 a.m. ET on August 21, 2012, to discuss the results for the quarter ended June 30, 2012. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Gary Yu, Senior Vice President, Operations, and Thomas Young, Vice President, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 1390-6117.

If you are unable to participate in the call at this time, a replay will be available on August 21 at 6:00 p.m. ET, through September 4, at 11:59 p.m. ET. To access the replay, dial 1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 1390-6117.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model that extends from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Jun 30,	March 31,	Jun 30,
	2012	2012	2011
Net revenues	$346,054	$349,880	$579,459
Cost of revenues	317,062	329,619	481,138
Gross profit	28,992	20,261	98,321
Operating expenses
Selling expenses	28,937	27,381	25,573
General and administrative expenses	72,162	26,082	28,179
Research and development expenses	6,500	6,685	11,727
Total operating expenses	107,599	60,148	65,479
Operating (loss) income	(78,607)	(39,887)	32,842
Foreign exchange (loss) gain	(24,784)	6,472	6,817
Interest expenses	(12,097)	(11,511)	(7,690)
Interest income	2,766	2,734	477
Gain (loss) on change in fair value of derivative	2,311	2,520	(17,583)
Other income (expenses), net	2,206	1,029	(63)
(Loss) income before income taxes	(108,205)	(38,643)	14,800
Income tax benefit (expenses)	16,103	8,822	(3,040)
Net (loss) income	(92,102)	(29,821)	11,760
Loss attributable to the noncontrolling interest	5	—	—
Net (loss) income attributable to Trina Solar Limited	$(92,097)	$(29,821)	$11,760

(Loss) earnings per ADS*
Basic	(1.30)	(0.42)	0.17
Diluted	(1.30)	(0.42)	0.17
Weighted average ADS outstanding*
Basic	70,678,990	70,586,800	70,318,629
Diluted	70,678,990	70,586,800	70,789,716

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Unaudited Condensed Consolidated Statements of Comprehensive Income

Net (loss) income	$(92,102)	$(29,821)	$11,760
Other comprehensive (loss) income:
Foreign currency translation adjustments	504	(3,874)	5,893
Comprehensive (loss) income	(91,598)	(33,695)	17,653
Loss attributable to non-controlling interest	5	—	—
Comprehensive (loss) income attributable to Trina Solar Limited	$(91,593)	$(33,695)	$17,653

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30	March 31	Jun 30
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$660,335	$632,488	$630,978
Restricted cash	180,658	115,787	53,260
Marketable Securities	—	—	315
Inventories	463,285	351,036	226,303
Project assets	104	9,235	43,472
Accounts receivable, net	530,952	555,206	584,046
Advances to suppliers	69,458	67,196	64,049
Prepaid expenses and other current assets, net	125,411	106,646	101,948
Total current assets	2,030,203	1,837,594	1,704,371
Property, plant and equipment	918,643	944,801	751,480
Project assets- long term	18,978	5,062	2,614
Land use rights	42,372	42,629	36,661
Advances to suppliers - long-term	110,302	123,286	129,138
Investment in affiliates	14,628	7,753	320
Deferred tax assets	23,560	19,038	14,667
Other noncurrent assets	2,087	2,296	28
TOTAL ASSETS	$3,160,773	$2,982,459	$2,639,279
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$733,722	$501,599	$342,953
Accounts payable	620,577	534,045	315,004
Convertible note payable	—	—	137,870
Income tax payable	9,028	4,437	20,139
Accrued expenses and other current liabilities	121,614	112,504	130,305
Total current liabilities	1,484,941	1,152,585	946,271
Long-term bank borrowings	465,605	518,840	382,631
Convertible note payable	103,461	118,006	—
Accrued warranty costs	65,383	62,467	50,205
Other noncurrent liabilities	16,585	16,873	17,223
Total liabilities	2,135,975	1,868,771	1,396,330
Ordinary shares	39	39	40
Additional paid-in capital	655,710	653,002	646,925
Retained earnings	360,034	452,130	579,183
Accumulated other comprehensive income	8,820	8,317	16,601
Total Trina Solar Limited shareholders’ equity	1,024,603	1,113,488	1,242,749
Non-controlling interest	195	200	200
Total equity	1,024,798	1,113,688	1,242,949
TOTAL LIABILITIES AND EQUITY	$3,160,773	$2,982,459	$2,639,279

For further information, please contact:

Trina Solar Limited
Terry Wang, CFO	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: trina@brunswickgroup.com
Thomas Young, Vice President, Investor Relations
Phone: + 1 (408) 459-6706 (San Jose)
Email: ir@trinasolar.com